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                          May 3, 2023

       Brian R. Gray
       President and Chief Executive Officer
       Knife River Holding Company
       1150 West Century Avenue
       Bismarck, ND 58503

                                                        Re: Knife River Holding
Company
                                                            Amendment No. 2 to
Registration Statement on Form 10-12B
                                                            Filed April 28,
2023
                                                            File No. 001-41642

       Dear Brian R. Gray:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12B

       Notes to Unaudited Pro Forma Consolidated Financial Statements
       Note 2 - Transaction Accounting Adjustments, page 59

   1. With regard to pro forma adjustment F, please provide us with a reconciliation of the
                                                        57,033,536 shares of
Knife River Holding Company common stock to be issued on a pro forma basis pursuant to
the separation and distribution agreement.
 Brian R. Gray
Knife River Holding Company
May 3, 2023
Page 2

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at
(202) 551-3718 if you have questions regarding comments on the mining related matters. Please contact Anuja Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-
Adviser, at (202) 551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian R. Gray
                                                           Division of
Corporation Finance
Comapany NameKnife River Holding Company
                                                           Office of Energy &
Transportation
May 3, 2023 Page 2
cc:       John L. Robinson
FirstName LastName